Exhibit (a)(1)(ii)
June 12, 2008

TO:	R.H. Donnelley Corporation Employees Eligible for the Offer to Exchange Certain Outstanding Stock Options and Stock Appreciation Rights for New Stock Appreciation Rights
          R.H. Donnelley Corporation (“RHD”) is offering eligible employees a one-time opportunity to exchange certain outstanding options to purchase shares of its common stock, par value $1.00 per share, and stock appreciation rights with respect to its common stock (“SARs”) for new SARs covering fewer shares with an exercise price based on the market price of its common stock on the trading date immediately preceding the date of grant, subject to new vesting terms (the “exchange program”). Options and SARs eligible for exchange in the exchange program (“eligible awards”) include outstanding options and SARs with exercise prices no less than $10 per share granted under any of the following plans:
•	R.H. Donnelley Corporation 1991 Key Employees’ Stock Option Plan;

•	R.H. Donnelley Corporation 2001 Stock Award and Incentive Plan;

•	R.H. Donnelley Corporation 2005 Stock Award and Incentive Plan;

•	Dex Media, Inc. 2004 Incentive Award Plan;

•	Dex Media, Inc. 2002 Stock Option Plan;

•	R.H. Donnelley Corporation 2001 Partnershare Plan;

•	R.H. Donnelley Corporation 1998 Partnershare Plan; and

•	Business.com, Inc. 2004 Stock Option Plan.
          RHD is making this offer upon the terms and subject to the conditions described in the enclosed offer to exchange, election form and notice of withdrawal (which together with this cover letter, as they may be amended or supplemented from time to time, constitute the “offer to exchange”).
In connection with this offer, enclosed please find the following items:
1.	Offer to Exchange — This document describes the terms and conditions of the exchange program and related information.
2.	Election Form — This is the form you must properly complete and timely return if you elect to participate in the exchange program. RHD will only accept delivery of an election form that has been fully completed and delivered in the manner indicated on the face of the election form. The election form is printed on blue paper.
3.	Notice of Withdrawal — This is the form you must properly complete and timely return if you want to withdraw eligible awards you previously tendered for exchange in the exchange program. The notice of withdrawal is printed on green paper.

4.	Rejection Form. This is the form you may complete and return if you want to affirmatively decline to participate in the exchange program. You are not required to return this form if you do not wish to participate; however, holders of incentive stock options who do not want to participate in the exchange program may wish to return this form to help preserve the tax treatment of their incentive stock options, as described in the offer to exchange. The rejection form is printed on yellow paper.
5.	Individual Award Statement — This statement lists all of your eligible awards, the applicable exchange ratios and the number of new SARs you will receive if you elect to participate in the exchange program.
          Unless RHD extends it, the offer will expire at 12:00 midnight Eastern Daylight Time on July 10, 2008 (the “expiration date”).
          You are eligible to participate in the offer (an “eligible employee”) if you are an employee of RHD or one of its subsidiaries on the date of the offer. Additionally, an eligible employee who tenders his or her eligible awards for exchange must be an employee on the date that the new SARs are granted (the “grant date”) in order to receive the new SARs. If your employment with RHD terminates for any reason or you receive or submit a notice of termination after you tender eligible awards for exchange in this offer, but before the tendered awards are accepted and cancelled and the new SARs are granted, your tender will automatically be deemed withdrawn and you will not participate in the exchange program. The term “tender” describes your act of requesting that we exchange your eligible awards for new SARs as described in the offer to exchange.
          If you want to participate in the exchange program, you must tender all of your eligible awards. If you do not complete and return the enclosed election form for receipt by the expiration date, you will be deemed to have rejected the offer to exchange your eligible awards.
          If you validly tender eligible awards for exchange and cancellation, and such eligible awards are accepted and cancelled as described in the offer to exchange, you will receive a number of new SARs calculated pursuant to exchange ratios set by the Compensation and Benefits Committee of RHD’s Board of Directors for each tranche of eligible awards. A tranche is a group of awards which all have the same grant date, exercise price and expiration date. The tranches of eligible awards and their applicable exchange ratios are set forth in the enclosed offer to exchange. In addition, your individual award statement identifies your eligible awards, the applicable exchange ratio for each tranche and the number of new SARs you will receive if you elect to participate in the exchange program.
          Please read the information provided in the enclosed documents and carefully consider your decision before accepting or rejecting the offer. Participation in the exchange program is completely voluntary. You must make your own informed decision whether to exchange your eligible awards. Participation in this offer involves certain risks that are discussed in the documents referenced above. You should read these materials carefully and understand all aspects of this offer before deciding whether to participate. In addition, you should consult your personal outside advisor(s) if you have questions about your financial or tax situation. Neither RHD nor the Compensation and Benefits Committee nor RHD’s Board of Directors makes any recommendation as to whether you should tender, or refrain from tendering, your eligible awards for exchange in the offer. You must make your own decision whether to tender your eligible awards.
          If you have any questions regarding the exchange program or the enclosed materials, please direct them via e-mail to exchangeprogram@rhd.com.

3